                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Meditech Pharmaceuticals, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    584913305
                                    ---------
                                 (CUSIP Number)

                                     Deli Du
                             c/o James M. Rae, Esq.
                      Stairs Dillenbeck Finley, 29th Floor
                               330 Madison Avenue
                               Tel. (212) 697 2700
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                     and Communications) - with copies to -

                               James M. Rae, Esq.
                            Stairs Dillenbeck Finley
                         330 Madison Avenue, 29th Floor
                               New York, NY 10017

                                 March 31, 2005
                      -------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

Note: Schedules filed in paper format shall include a SIGNED ORIGINAL AND FIVE
COPIES of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 584913 30 5

(1)  Names of reporting persons: Deli DU
I.R.S. Identification Nos. of above persons
(entities only).
(2) Check the appropriate box if a member of a group                    (a)

(see instructions)
                                                                        (b)X

(3) SEC use only.
(4) Source of funds (see instructions). PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). N/A
(6) Citizenship or place of organization. The People's Republic of China Number of shares beneficially owned by each reporting person with:
(7) Sole voting power. 18,879,747 shares
(8) Shared voting power. N/A
(9) Sole dispositive power. 18,879,747
(10) Shared dispositive power. N/A
(11) Aggregate amount beneficially owned by each reporting person.
18,879,747 shs.
(12) Check if the aggregate amount in Row (11) excludes certain shares
(see instructions). N/A                                                 X
(13) Percent of class represented by amount in Row (11). 51.2%
(14) Type of reporting person (see instructions). IN

CUSIP No. 584913 30 5

(1)  Names of reporting persons: Qian WANG
I.R.S. Identification Nos. of above persons
(entities only).
(2) Check the appropriate box if a member of a group                    (a)

(see instructions)
                                                                        (b)X
(3) SEC use only.
(4) Source of funds (see instructions). PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). N/A
(6) Citizenship or place of organization. The People's Republic of China Number of shares beneficially owned by each reporting person with:
(7) Sole voting power. 1,440,000 shares
(8) Shared voting power. N/A
(9) Sole dispositive power. 1,440,000 shares
(10) Shared dispositive power. N/A
(11) Aggregate amount beneficially owned by each reporting person. 1,440,000 shs.
(12) Check if the aggregate amount in Row (11) excludes certain shares
(see instructions). N/A
(13) Percent of class represented by amount in Row (11). 3.9%
(14) Type of reporting person (see instructions). IN

CUSIP No. 584913 30 5

(1)  Names of reporting persons: Yunchun WANG
I.R.S. Identification Nos. of above persons
(entities only).
(2) Check the appropriate box if a member of a group                    (a)

(see instructions)
                                                                        (b)X
(3) SEC use only.
(4) Source of funds (see instructions). PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). N/A
(6) Citizenship or place of organization. The People's Republic of China Number of shares beneficially owned by each reporting person with:
(7) Sole voting power. 1,920,000 shares
(8) Shared voting power. N/A
(9) Sole dispositive power. 1,920,000 shares
(10) Shared dispositive power. N/A
(11) Aggregate amount beneficially owned by each reporting person.
1,920,000 shs.
(12) Check if the aggregate amount in Row (11) excludes certain shares
(see instructions).
(13) Percent of class represented by amount in Row (11). 5.2%
(14) Type of reporting person (see instructions). IN

CUSIP No. 584913 30 5

(1)  Names of reporting persons: Yousu LIN
I.R.S. Identification Nos. of above persons
(entities only).
(2) Check the appropriate box if a member of a group                    (a)

(see instructions)
                                                                        (b)X
(3) SEC use only.
(4) Source of funds (see instructions). PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). N/A
(6) Citizenship or place of organization. The People's Republic of China Number of shares beneficially owned by each reporting person with:
(7) Sole voting power. 1,440,000 shares
(8) Shared voting power. N/A
(9) Sole dispositive power. 1,440,000 shares
(10) Shared dispositive power. N/A
(11) Aggregate amount beneficially owned by each reporting person.
1,440,000 shs.
(12) Check if the aggregate amount in Row (11) excludes certain shares
(see instructions).
(13) Percent of class represented by amount in Row (11). 3.9%
(14) Type of reporting person (see instructions). IN

CUSIP No. 584913 30 5

(1)  Names of reporting persons: DELI SOLAR HOLDING LTD.
I.R.S. Identification Nos. of above persons
(entities only).
(2) Check the appropriate box if a member of a group                    (a)

(see instructions)
                                                                        (b)X
(3) SEC use only.
(4) Source of funds (see instructions). WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)
or 2(e). N/A
(6) Citizenship or place of organization. THE BRITSH VIRGIN ISLANDS Number of shares beneficially owned by each reporting person with:
(7) Sole voting power. None
(8) Shared voting power. None
(9) Sole dispositive power. 320,253 shares
(10) Shared dispositive power. None
(11) Aggregate amount beneficially owned by each reporting person. 320,253 shs.
(12) Check if the aggregate amount in Row (11) excludes certain shares
(see instructions).
(13) Percent of class represented by amount in Row (11). 0.1%
(14) Type of reporting person (see instructions). CO

Schedule 13D
------------

This Statement on Schedule 13D("Statement")relates to the common stock (par value $0.001 each)(the "Common Stock"), of Meditech Parmaceuticals, Inc., a
Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 558 Lime Rock Road, Lime Rock CT 06039.
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Item 1.  Security and Issuer.

Security:         Common Stock, $0.001 par value.
Issuer:           Meditech Pharmaceuticals, Inc.
                  558 Lime Rock Road, Lime Rock CT 06039
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Item 2.  Identity and Background.

(a)  This Statement is jointly filed by Deli Solar Holding Ltd., a corporation organized under the laws of the British Virgin Islands ("Deli (BVI)"), Deli DU
("Mr. Du"), Yousu LIN ("Dr. Lin"), Yunchun WANG ("Dr. Y. Wang") and Qian WANG
("Dr. Q. Wang"), (collectively the "Reporting Persons")

(b)  The business address of Deli Solar Holding Ltd. and Mr. Du is c/o Deli
Solar Energy Heating Co. Ltd., Bazhou City, South Beijing Development Zone, P.
R. China 065700; the address of Dr. Y. Wang is Room 2-202, Building 111, Nanhu,
Zhongyuan; the address of Dr. Q. Wang is Room 120-9-301, Wangjing Hua Yuan,
Chaoyang District, Beijing, P. R. China; and the address of Dr. Lin is 88 St.
Johns Avenue, Gordon NSW, Australia 2072.

(c)  (i) Mr. Du is Chairman and CEO of Deli Solar Energy Heating Co. Ltd., a
company duly organized and registered with the Bazhou Bureau of Industry and
Commerce in The People's Republic of China ("PRC") engaged in the manufacture and sale of water heaters and boilers in the PRC, founded by Mr. DU in 1997
("Deli Solar (PRC)"). As of March 31, 2005, Deli Solar (PRC) became an indirect wholly-owned subsidiary of Issuer, a holding company in which he is its
President and CEO.

     (ii) Dr. Lin is a Director of Greenstone Investment and Consultants Co.
Ltd., RmC2-1201, Sunshine Plaza, 68 An Li Road, Chao Yang District Beijing, PRC
100101.

     (ii) Dr. Q. Wang is a Director of Greenstone Investment and Consultants Co.
Ltd., RmC2-1201, Sunshine Plaza, 68 An Li Road, Chao Yang, District Beijing, PRC
100101.

     (iii) Dr Y. Wang is Chief Representative and Financial Analyst for
Greenstone Investment and Consultants Co. Ltd., Rm2C2-1201, Sunshine Plaza, 68
An Li road, Chao Yang District, Beijing, PRC 100101

(d)  During the past five (5) years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five (5) years none of the Reporting Persons has been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. DU, Dr. Lin, Dr. Y. Wang and Dr. Q. Wang are citizens of The People's
Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

Until March 31, 2005, Mr. Du, Dr. Lin, Dr. Y. Wang and Dr. Q Wang had owned of record and beneficially eighty percent (80%), six percent (6%), eight percent
(8%) and six percent (6%), respectively, of the issued and outstanding share capital of Deli (BVI), which in turn owned and continues to own all the outstanding equity of Deli Solar (PRC). As of March 31, 2005, these individual
Reporting Persons exchanged their equity holdings in Deli (BVI) for 24,425,84 shares of the common stock of Issuer; and of those shares, effective of the same date, they simultaneously transferred a total of 728,037 shares to third parties for services rendered. On March 31, 2005, Mr. Du, acting on behalf of Deli
(BVI), also bought record ownership of 320,253 shares of Issuer's common stock for $500,000 with funds provided by Deli (BVI).

Item 4.  Purpose of Transaction.

(a)On March 31, 2005, simultaneously with the Reporting Persons' acquisition of
Issuer's shares, the Issuer sold to a group of private accredited investors
("Investors")a total of 9,853,470 shares of its common stock (par value $0.001 each), with warrants attached (to acquire 8 shares for every ten (10) shares purchased at $0.642 per share), for a total consideration of $5,748,015. The
Issuer plans to use these funds for the working capital needs and expansion of its subsidiary Deli Solar (PRC). Following the exchange of shares of Deli (BVI)
by the individual Reporting Persons, and the sale of Issuer's shares of common stock to the Investors, the Reporting Persons held 65.1% of the record and beneficial ownership of Issuer's common stock.

(b) The Issuer has taken action (described in a recently filed SEC Form 8-K) to authorize divestiture of its wholly-owned subsidiary, East West Distributors,
Inc. by making a distribution of that subsidiary's stock to Issuer's shareholders of record as of February 17, 2005. In that manner the Issuer shall have "spun off" what remains of its pharmaceutical business.

(c) N/A

(d) Upon the change of control of Issuer on March 31, 2005, with the exception of Mr. Kevin Halter, Jr. the existing directors resigned, as did the incumbent officers. Mr. John D. Kuhns, president of the investment firm of Kuhns Brothers,
Inc., became a second director and Mr. Du was appointed President and CEO. Mr.
Jianmin Li, CFO of Deli (PRC), was appointed Secretary/Treasurer and CFO of
Issuer. It is anticipated that after a proper ten days' notice has been given to the shareholders of the event, Mr. Halter will resign as director and at least two (2) additional directors will then be appointed - one selected by Mr. Du and another by the Investors.

(e) As of March 31, 2005, the capitalization of the Issuer has been increased by investment of $5,748,015 by the Investors.

(f) There is no contemplated future change in the Issuer's corporate structure, other than a planned reverse 1:6 reverse split of the Issuer's common stock.

(g) There is no change contemplated in the Issuer's charter or bylaws which may impede the acquisition of control of the Issuer by any person.

(h)(i) There is no contemplated action to cause any of Issuer's securities to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of any registered national securities association, or to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities
Exchange Act of 1934, as amended.

Item 5.     Interest in Securities of the Issuer.

(a)  (i) As of the date of this Statement, Deli (BVI) is the beneficial owner of
320,253 shares of Issuer's common stock, constituting 0.1% of the outstanding shares of that class.
     (ii) As of the date of this Statement, Mr. Du is the beneficial owner of
18,879,747 shares of Issuer's common stock, constituting 52.1% of the outstanding shares of that class.
     (iii) As of the date of this Statement, Dr. Q. Wang is the beneficial owner of 1,440,000 shares of Issuer's common stock, constituting 3.9% of the outstanding shares of that class.
     (iv) As of the date of this Statement, Dr. Y. Wang is the beneficial owner of 1,920,000 shares of Issuer's common stock, constituting 5.2% of the outstanding shares of that class.
     (v) As of the date of this Statement, Dr. Lin is the beneficial owner of
1,440,000 shares of Issuer's common stock, constituting 3.9% of the outstanding shares of that class.
     (vi) As of the date of this Statement, the Reporting Persons as a group within the meaning of section 13(d)(3) of the Act held beneficial ownership of
24,018,000 shares of the Issuer's common stock, constituting 65.1% of the outstanding shares of that class.

(b)  (i) As of the date of this Statement, Deli (BVI) has the sole power to direct the vote of 320,253 shares of Issuer's shares of common stock and sole power to direct the disposition of that number of Issuer's shares of common stock.
     (ii) As of the date of this Statement, Mr. Du has the sole power to vote and dispose of 18,879,747 shares of Issuer's common stock.
     (iii) As of the date of this Statement, Dr. Y. Wang has the sole power to vote and dispose of 1,920,000 shares of Issuer's common stock.
     (iv) As of the date of this Statement, Dr. Q. Wang has the sole power to vote and dispose of 1,440,000 shares of Issuer's common stock.
     (v) As of the date of this Statement, Dr. Lin has the sole power to vote and dispose of 1,440,000 share of Issuer's common stock.

(c)  (i) As of March 31, 2005, simultaneously with his exchange of shares of capital stock of Deli (BVI) for shares of common stock of Issuer, Mr. Du transferred 582,340 shares of Issuer's commons stock to financial advisors for services rendered, netting him 18,879,747 shares of Issuer's common stock in the overall transaction.
     (ii) As of March 31, 2005, simultaneously with his exchange of shares of capital stock of Deli (BVI) for shares of common stock of Issuer Dr. Lin transferred 43,682 shares of common stock of Issuer to financial advisors for services rendered, netting him 1,440,000 shares of Issuer's common stock in the overall transaction.
     (iii) As of March 31, 2005, simultaneously with his exchange of shares of capital stock of Deli (BVI) for shares of common stock of Issuer Dr. Y. Wang transferred 58,243 shares of common stock of Issuer to financial advisors for services rendered, netting him 1,920,000 of Issuer's common stock in the overall transaction.
     (iv) As of March 31, 2005, simultaneously with his exchange of shares of capital stock of Deli (BVI) for shares of common stock of Issuer Dr. Q. Wang transferred 43,682 shares of common stock of Issuer to financial advisors for services rendered, netting him 1,440,000 of Issuer's common stock.

(d) N/A

(e) N/A

Item 6. Contacts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

     Each of the individual Reporting Persons had an understanding to cause the transfer of the shares of Issuer common stock to certain finder's in the amounts referenced in Item 5(c) above contingent upon the referenced exchange of shares of stock of Deli (BVI) for shares of Issuer's common stock. These transfers took place as of March 31, 2005 simultaneously with the exchange by Reporting Persons for Issuer's shares of common stock and the investment by the Investors. (See
Item 4(a) above.)

Item 7. Material to be filed as Exhibits.

     (a) Stock Contribution Agreement dated as of March 30, 2005, by and between
Issuer and Mr Du, filed as Exhibit A.

     (b) Stock Purchase Agreement dated as of March 30, 2005, by an among Halter
Capital Corporation, Mr. Du and the Issuer, filed as Exhibit B.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this Statement is true, complete and correct.

Date: April 18, 2005               Deli Solar Holding Ltd.

                                   By /s/James M. Rae
                                      ---------------
                                      James M. Rae, hereunto duly
                                      authorized.

                                   /s/ Deli Du
                                   -----------
                                   By /s/ James M. Rae
                                      ----------------
                                      James M. Rae, hereunto duly
                                      authorized

                                   /s/Yousu Lin
                                   ------------
                                   By /s/ James M. Rae
                                      ----------------
                                      James M. Rae, hereunto duly
                                      authorized

                                   /s/ Yunchun Wang
                                   ----------------
                                   By /s/ James M. Rae
                                      ----------------
                                      James M. Rae, hereunto duly
                                      authorized

                                   /s/ Qian Wang
                                   -------------
                                   By /s/ James M. Rae
                                      ----------------
                                      James M. Rae, hereunto duly
                                      authorized